

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2010

Mr. Luc Jobin, Chief Financial Officer
CANADIAN NATIONAL RAILWAY COMPANY
935 de La Gauchetiere Street West
Montreal, Quebec Canada H3B 2M9

>   **Re: Canadian National Railway Company**
>   **Supplemental response letter dated June 8, 2010 regarding the**
>   **Form 40-F for Fiscal Year Ended December 31, 2009**
>   **File No. 1-02413**

Dear Mr. Jobin:

        We have reviewed your supplemental response letter to us dated June 8, 2010 in response to our letter dated May 25, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F (Fiscal Year Ended December 31, 2009)

Exhibit 99.2 – Audited Annual Consolidated Financial Statements for the year ended December 31, 2009, as incorporated by reference to the Form 6-K filed February 8, 2010

Note 1. Summary of Significant Accounting Policies, page 9

G. Properties and H. Depreciation

1. We have reviewed your response to our prior comment 2. In future filings, please expand your disclosure to include the third, fourth, fifth and sixth paragraphs of your response pertaining to the determination of whether or not rail grinding, shoulder ballast cleaning and similar costs are capitalized. In this regard, we believe your accounting policy should be expanded to provide a more comprehensive understanding of how you recognize the costs of your most significant asset, track and roadway, and to provide an investor with the ability to understand the types of costs that are capitalized as distinguished from normal repair and maintenance costs. We believe that your detailed explanation in the response letter provides a more clear understanding and should be incorporated within the accounting policy note.

2. We have reviewed your response to our prior comment 3. You indicate that 'maintenance costs' does not have a standardized meaning prescribed by U.S. GAAP, and that disclosure of such costs would be subject to interpretation and comparability if presented by other Railroads. However, in light of the significance of your maintenance costs, as well as the overall importance of property and equipment to the operations of your railroad and the complexities generally involved in accounting for property and equipment, we believe you should provide additional disclosure with respect to the amounts of maintenance and repair costs that are capitalized and the amounts expensed for each period presented. Although not specifically required by U.S. GAAP, we believe such additional disclosure is useful because it would enable an investor to gain a greater understanding of your business with regard to the capitalization of certain costs to upgrade your railroad, as compared to the expensing of other costs that you consider to be normal maintenance and repair costs. It could also provide meaningful trend information. In this regard, we would not object to the presentation of information pertaining to the amounts of maintenance and repair costs that are capitalized, as compared to the amounts expensed, solely in your MD&A.

3.   Also, please expand your accounting policy to explain your minimum thresholds for capitalization.

4.   In your response to our prior comment 3, you assert that 'maintenance costs' does not have a standardized meaning prescribed by GAAP. In light of this assertion, along with the complexities involved in your determination of minimum thresholds for capitalization, please consider discussing your accounting policy with respect to repairs and maintenance in the Critical Accounting Policies section of your MD&A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief